Schedule 13G                                      Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 10  )

DONALDSON CO INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

257651109
(CUSIP NUMBER)

December 31, 2020
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:
[x]  Rule 13d - 1(b)
     Rule 13d - 1(c)
     Rule 13d - 1(d)

Schedule 13G                                      Page 2 of 9 Pages

CUSIP No. 257651109

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Mutual Automobile Insurance Company
37-0533100

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          6,054,000

6. Shared Voting Power        0

7. Sole Dispositive Power     6,054,000

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   6,054,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    4.80 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 3 of 9 Pages

CUSIP No. 257651109

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Life Insurance Company
37-0533090

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          609,600

6. Shared Voting Power        0

7. Sole Dispositive Power     609,600

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   609,600

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.48 %

12. Type of Reporting Person
    IC

Schedule 13G                                      Page 4 of 9 Pages

CUSIP No. 257651109

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Investment Management Corp.

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          1,044,530

6. Shared Voting Power         0

7. Sole Dispositive Power     1,044,530

8. Shared Dispositive Power    0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   1,044,530

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    0.83 %

12. Type of Reporting Person
    IA

Schedule 13G                                      Page 5 of 9 Pages

CUSIP No. 257651109

1. Name of Reporting Person and I.R.S. Identification No.
State Farm Insurance Companies Employee Retirement Trust
36-6042145

2. Check the Appropriate Box if a Member of a Group
   (a) _____
   (b) __X__

3. SEC Use Only

4. Citizenship or Place of Organization
   Illinois

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power          3,425,153

6. Shared Voting Power        0

7. Sole Dispositive Power     3,425,153

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   3,425,153

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
    2.71 %

12. Type of Reporting Person
    EP

Schedule 13G                                      Page 6 of 9 Pages

Item 1(a) Name of Issuer:
DONALDSON CO INC

Item 1(b) Address of Issuer's Principal Executive Offices:
1400 WEST 94TH STREET
BLOOMINGTON, MN  55431

Item 2(a) Name of Person(s) Filing:
State Farm Mutual Automobile Insurance

Item 2(b) Address of Principal Business Office:
One State Farm Plaza
Bloomington, IL  61710

Item 2(c) Citizenship or Place of Organization:
Illinois

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number:257651109

Item 3: This schedule is being filed in accordance with 240.13d-1(b). See Exhibit A attached.

Item 4(a). Amount Beneficially Owned: 11,133,283 shares

Item 4(b). Percent of Class: 8.82 % pursuant to Rule 13d-3(d)(1).

Item 4(c). Number of shares as to which the person has:
      (i) Sole Power to vote or to direct the vote: 11,133,283
      (ii) Shared power to vote or to direct the vote: 0
      (iii) Sole Power to dispose or to direct disposition of: 11,133,283
      (iv) Shared Power to dispose or to direct disposition of: 0

Item 5: Ownership of Five Percent or Less of a Class
        NOT APPLICABLE

Item 6: Ownership of More than Five Percent on Behalf of Another Person NOT APPLICABLE

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        NOT APPLICABLE

Item 8: Identification and Classification of Members of the Group
        See Exhibit A attached.

Item 9: Notice of Dissolution of Group
        NOT APPLICABLE

Schedule 13G                                      Page 7 of 9 Pages


Item 10: Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 18, 2021

STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY

STATE FARM LIFE INSURANCE COMPANY

STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY

STATE FARM FIRE AND CASUALTY COMPANY

STATE FARM INVESTMENT MANAGEMENT CORP.

STATE FARM INSURANCE COMPANIES EMPLOYEE RETIREMENT TRUST

STATE FARM ASSOCIATES FUNDS TRUST - STATE FARM GROWTH FUND

STATE FARM ASSOCIATES FUNDS TRUST - STATE FARM BALANCED FUND



     /s/ Joseph P. Young                    /s/ Joseph P. Young
_____________________________         _______________________________
Joseph P. Young, Fiduciary of         Joseph P. Young, Vice President
      each of the above                   of each of the above

Schedule 13G                                      Page 8 of 9 Pages

                            EXHIBIT A


This Exhibit lists the entities affiliated with State Farm Mutual
Automobile Insurance Company ("Auto Company") which might be deemed to constitute a "group" with regard to the ownership of shares reported herein.

Auto Company, an Illinois-domiciled insurance company, is the parent company of multiple wholly owned insurance company subsidiaries, including State Farm Life Insurance Company, and State Farm Fire and Casualty Company. Auto Company is also the parent company of State Farm Investment Management Corp.. ("SFIMC"), which is a registered transfer agent under the Securities Exchange Act of 1934 and a registered investment advisor under the Invest Advisors Act of 1940. SFIMC serves as transfer agent and investment advisor to State Farm Associates' Fund Trust, a Delaware Business Trust that is a registered investment company under the Investment Company Act of 1940. Auto Company also sponsors a qualified retirement plan for the benefit of its employees, which plan is named the State Farm Insurance Companies Employee Retirement Trust.

As part of its corporate structure, Auto Company has established an Investment Department. The Investment Department is directly or indirectly responsible for managing or overseeing the management of the investment and reinvestment of assets owned by each person that has joined in filing this Schedule 13G. Moreover, the Investment Department is responsible for voting proxies or overseeing the voting of proxies related to issuers the shares of which are held by one or more entities that have joined in the filing of this report. Each insurance company included in this report and SFIMC have established an Investment Committee that oversees the activities of the Investment Department in managing the firm's assets. The Trustees of the Qualified Plans perform a similar role in overseeing the investment of each plan's assets.

Pursuant to Rule 13d-4 each person listed in the table below expressly disclaims "beneficial ownership" as to all shares as to which such person has no right to receive the proceeds of sale of the security and disclaims that it is part of a "group".

Schedule 13G                                      Page 9 of 9 Pages

                                                                      Number of
                                                                    Shares based
                                                Classification      on Proceeds
Name                                             Under Item 3         of Sale
____                                            ______________      ____________

State Farm Mutual Automobile Insurance Company        IC        6,054,000 shares
State Farm Life Insurance Company                     IC          609,600 shares
State Farm Life and Accident Assurance Company        IC                0 shares
State Farm Fire and Casualty Company                  IC                0 shares
State Farm Investment Management Corp.                IA                0 shares
State Farm Associates Funds Trust - State
    Farm Growth Fund                                  IV          765,513 shares
State Farm Associates Funds Trust - State
    Farm Balanced Fund                                IV          279,017 shares
State Farm Insurance Companies Employee
    Retirement Trust                                  EP        3,425,153 shares
                                                              ------------------
                                                               11,133,283 shares